UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 1)

Under the Securities Exchange Act of 1934

S1 Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

78463B101

(CUSIP Number)

Jason Carri

P2 Capital Partners, LLC

590 Madison Avenue, 25th Floor

New York, NY 10022

(212) 508-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78463B101		13D

1	Name of Reporting Person P2 Capital Master Fund I, L.P. I.R.S. Identification No. of Above Person (Entities Only). 98-0515452

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 877,348

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 877,348

11	Aggregate Amount Beneficially Owned by Each Reporting Person 877,348

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.6%

14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Person P2 Capital Master Fund VI, L.P. I.R.S. Identification No. of Above Person (Entities Only). 27-2915390

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,260,591

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,260,591

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,260,591

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.3%

14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Person P2 Capital Partners, LLC I.R.S. Identification No. of Above Person (Entities Only). 20-2436330

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,137,939

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,137,939

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,137,939

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.9%

14	Type of Reporting Person (See Instructions) CO

1	Name of Reporting Person Claus J. Moller I.R.S. Identification No. of Above Person (Entities Only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,137,949

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,137,939

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,137,939

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.9%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed June 13, 2011, by and on behalf of P2 Capital Master Fund I, L.P. (“Master Fund I”), a Cayman Islands exempted limited partnership, P2 Capital Master Fund VI, L.P. (“Master Fund VI”), a Delaware limited partnership (together with Master Fund I, the “Funds”), P2 Capital Partners, LLC, a Delaware limited liability company (the “Manager”), and Claus J. Moller, a citizen of Denmark (all preceding persons are the “Reporting Persons”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) As a result of the transactions described in Item 5(c) of this Amendment, the Reporting Persons have sold a total of 2,160,000 Shares.  Consequently, the Reporting Persons now have beneficial ownership of 2,137,939 Shares, representing approximately 3.9% of the outstanding Shares, based on 54,017,106 Shares outstanding as of August 4, 2011, as set forth in the Issuer’s Form 10-Q filed for the quarterly period ended June 30, 2011 (the “10-Q”).

(c) On September 16, 2011, the Funds entered into three transactions for the sale of Shares. In the first of these sales (i) Master Fund I sold 732,645 Shares and (ii) Master Fund VI sold 1,050,355 Shares for a sale price of $9.10 per share in cash.  In the second transaction (i) Master Fund I sold 89,122 Shares and (ii) Master Fund VI sold 127,878 Shares for a sale price of $9.10 per share in cash.  In the final sale (i) Master Fund I sold 65,712 Shares and (ii) Master Fund VI sold 94,288 Shares for a sale price of $9.18 per share in cash.  In the aggregate, the Reporting Persons sold 2,160,000 Shares on September 16, 2011, representing, collectively, approximately 4.0% of the Shares reported outstanding in the 10-Q.  The Reporting Persons now have beneficial ownership, collectively, of approximately 3.9% of Shares reported outstanding in the 10-Q.  Except as set forth herein or in Schedule I, no Reporting Person has effected any transaction in the Shares during the 60 days preceding the date hereof.

(d) Not applicable.

(e) As of the close of business on September 16, 2011, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2011

P2 CAPITAL MASTER FUND I, L.P.		P2 CAPITAL PARTNERS, LLC

By:	P2 Capital Partners, LLC,	By:	/s/ Claus J. Moller
	as Investment Manager		Name: Claus J. Moller
Title: Managing Member
By:	/s/ Claus J. Moller
Name: Claus J. Moller
Title: Managing Member

P2 CAPITAL MASTER FUND VI, L.P.		CLAUS J. MOLLER

By:	P2 Capital Partners, LLC,	/s/ Claus J. Moller
as Investment Manager

By:	/s/ Claus J. Moller
Name: Claus J. Moller
Title: Managing Member

Schedule I

TRANSACTIONS IN THE PAST SIXY DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to Shares of the Issuer’s Common Stock effected during the past sixty (60) days by any of the Reporting Persons. Each of the transactions were effected on the open market.  The transactions on September 16, 2011 brought the aggregate ownership of the Reporting Persons below five percent.

Shares Purchased/(Sold) by Master Fund I

Number of Shares Purchased/(Sold)	Price per Share (in dollars)	Date
13,936	6.92	7/20/11
24,715	6.98	7/21/11
3,032	7.00	7/22/11
88,261	9.30	7/26/11
82,103	9.27	7/26/11
(143,378)	9.01	8/17/11
(202,603)	8.98	8/18/11
(836)	8.95	8/19/11
(732,645)	9.10	9/16/11
(89,122)	9.10	9/16/11
(65,712)	9.18	9/16/11

Shares Purchased/(Sold) by Master Fund VI

Number of Shares Purchased/(Sold)	Price per Share (in dollars)	Date
22,164	6.92	7/20/11
35,485	6.98	7/21/11
4,357	7.00	7/22/11
126,739	9.30	7/26/11
117,897	9.27	7/26/11
(206,622)	9.01	8/17/11
(290,797)	8.98	8/18/11
(1,264)	8.95	8/19/11
(1,050,355)	9.10	9/16/11
(127,878)	9.10	9/16/11
(94,288)	9.18	9/16/11